03011372

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-32639

SEC MAIL RECEIVED FEB 27 2003 WASH. D.C. 155 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Pan-American Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Poydras Street
(No. and Street)

New Orleans	Louisiana	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William Steen (504) 566-1300
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

3700 One Shell Square	New Orleans	Louisiana	70139-3700
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Steen, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supporting schedule pertaining to the firm of Pan-American Financial Services, Inc., as of December 31, 2002 and 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William T. Steen
Signature

PRESIDENT
Title

Pamela A. Van Geffen
(Notary Public)
PAMELA A. VAN GEFFEN
NOTARY PUBLIC
My Commission Expires at Death
Parish of Orleans, La.

This report** contains (check all applicable boxes):
[x] (a) Facing page.
[x] (b) Statements of Financial Condition.
[x] (c) Statements of Loss.
[x] (d) Statements of Cash Flows.
[x] (e) Statements of Stockholder's Equity.
[ ] (f) Statements of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (Not Applicable)
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not Required) (Included in (g))
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental report. (Not Required).
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAN-AMERICAN FINANCIAL SERVICES, INC.

SEC FILE NUMBER

8-32639

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2002

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed as a public document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, Louisiana 70139-3700

Tel: (504) 581-2727
Fax: (504) 561-7293
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Pan-American Financial Services, Inc.

We have audited the following consolidated financial statements of Pan-American Financial Services, Inc. and subsidiaries (a wholly-owned subsidiary of Pan-American Life Insurance Company) for the years ended December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of Pan-American Financial Services, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 14, 2003

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 3,215,169	$ 4,160,632
Cash-restricted	125,550	175,267
Securities at market value	10,450	5,384
Commissions and other receivables	785,059	302,399
Notes receivable	2,998,227	2,837,214
Income taxes receivable	2,756,242	1,465,714
Furniture and equipment (net of accumulated depreciation of $126,861 and $60,339 at December 31, 2002 and 2001, respectively)	193,876	150,875
Prepaid expenses and other assets	141,029	99,214
Intangible assets (net of accumulated depreciation of $943,519 and $221,615 at December 31, 2002 and 2001, respectively)	2,778,593	4,049,578
TOTAL ASSETS	$ 13,004,195	$ 13,246,277
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable - trade	$ 575,238	$ 444,845
Accounts payable - parent	3,053,762	2,775,805
Securities sold, not yet purchased, at market value	19,575	3,250
	3,648,575	3,223,900
Commitments and contingencies	-	-
Stockholder's equity:		
Common stock, no par value; authorized 1,000 shares, outstanding 50 shares	50,000	50,000
Additional paid-in capital	15,784,869	12,660,000
Accumulated deficit	(6,479,249)	(2,687,623)
	9,355,620	10,022,377
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,004,195	$ 13,246,277

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF NET LOSS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE:		
Commissions	$ 14,620,792	$ 5,750,754
Investment advisory fees	1,991,074	962,226
Net investment income	29,733	61,535
Interest on notes receivable	156,483	103,887
Other income	173,628	8,545
	16,971,710	6,886,947
EXPENSES:		
Commissions	13,024,886	4,561,703
Exchange and clearance fees	1,432,748	707,468
Licenses and fees	238,511	190,362
Administrative service fees	3,377,694	2,519,135
Loss on impairment of assets	1,869,247	-
Depreciation and amortization	791,663	264,514
Rent	288,607	142,790
Meetings	168,167	-
Allowance for uncollectible notes receivable	180,147	-
Other	682,183	700,431
	22,053,853	9,086,403
LOSS BEFORE INCOME TAXES	(5,082,143)	(2,199,456)
INCOME TAX BENEFIT:		
Federal	1,290,517	687,133
State	-	117,794
	1,290,517	804,927
NET LOSS	$ (3,791,626)	$ (1,394,529)

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total
Balance, January 1, 2001	$ 50,000	$ 3,640,000	$ (1,293,094)	$ 2,396,906
Capital contributions	-	9,020,000	-	9,020,000
Net loss	-	-	(1,394,529)	(1,394,529)
Balance, December 31, 2001	50,000	12,660,000	(2,687,623)	10,022,377
Capital contributions	-	3,124,869	-	3,124,869
Net loss	-	-	(3,791,626)	(3,791,626)
Balance, December 31, 2002	$ 50,000	$ 15,784,869	$ (6,479,249)	$ 9,355,620

See notes to consolidated financial statements.

PAN-AMERICAN FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,791,626)	$ (1,394,529)
Adjustments to reconcile net loss to net cash used in operating activities:		
Forgiveness of notes receivable	663,745	323,942
Provision for uncollectible notes receivable	180,147	79,450
Depreciation and amortization expense	791,663	264,514
Loss on impairment of assets	1,869,247	-
Unrealized losses (gains) on investments	2,031	(161)
Increase in commissions and other receivables	(482,660)	(127,188)
Increase in income taxes receivable	(1,290,528)	(761,990)
Increase (decrease) in prepaid expenses, restricted cash and other assets	7,902	(116,165)
(Decrease) increase in accounts payable	(47,002)	250,108
Increase in accounts payable - parent	277,957	1,040,928
Increase in notes receivable	(1,654,152)	(1,963,000)
Net cash used in operating activities	(3,473,276)	(2,404,091)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of businesses, net of cash acquired	(492,548)	(4,295,784)
Purchases of investments	(7,097)	(1,923)
Sale of investments	16,325	3,250
Purchases of furniture and equipment	(113,736)	(130,145)
Net cash used in investing activities	(597,056)	(4,424,602)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	3,124,869	9,020,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(945,463)	2,191,307
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,160,632	1,969,325
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,215,169	$ 4,160,632

There was no cash paid for interest or taxes during 2002.

See notes to consolidated financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

Description of the Company - Pan-American Financial Services, Inc. ("PAFSI") (dba Pan-American Financial Advisors, Inc.) (the Company), a wholly-owned subsidiary of Pan-American Life Insurance Company, was formed on July 31, 1984. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934.

Pan-American Financial Services, Inc. acts as the selling dealer for mutual funds offered to clients of its parent. During 1999, the Company expanded its operation as an introducing broker/dealer by contracting with registered representatives and brokers for the sale of general securities, mutual funds and variable insurance products. The Company also provides investment advisory services. The Company has agreements with third party clearing broker/dealers to carry customer accounts and to accept customer funds and securities.

Basis of Presentation – The accompanying consolidated financial statements include the accounts of PAFSI and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents are comprised of cash and short-term investments with original maturities of three months or less. Restricted cash primarily represents amounts on deposit with clearing firms in connection with the agreements discussed above.

Furniture and Equipment – Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using lives ranging from three to five years.

Notes Receivable - The Company enters into agreements with certain of its registered representatives wherein the Company advances funds to such parties in exchange for a multiple year commitment by the individuals to exclusively represent the Company. In connection with such agreements, the representatives execute unsecured notes payable to the Company. The agreements generally provide that principal is to be forgiven over the contract term in lieu of the representatives receiving a full commission for business brought to the Company, and therefore the Company records commission expense as amounts are forgiven. Any unforgiven principal at the end of the contract term is immediately due and payable by the representatives. Interest on the notes is forgiven as long as the representatives remain affiliated with the Company. If such affiliation is terminated, any amounts remaining outstanding become due immediately.

Intangible Assets – In connection with the Company's business acquisitions, the Company typically executes a personal service contract (including non-compete provisions) with key personnel associated with the acquired entity. The Company allocates a portion of the acquisition cost to such intangibles and amortizes such cost over the life of the contract ranging from four to ten years.

Impairment of Long-lived Assets – The Company evaluates long-lived assets and certain identifiable individual intangibles to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is determined by comparing estimated undiscounted future operating cash flows to the carrying amounts of the individual assets. If an impairment exists, the amount of impairment is measured as the sum of the

estimated discounted future operating cash flows of such assets less their recorded amount. During fiscal 2002, the Company recorded impairment losses based on the implementation of the methodology in SFAS No. 144 as discussed below of $1,869,247, of which $649,247 related to the write-down of notes receivable and $1,220,000 related to the write-off of intangible assets.

Income Taxes - The Company files a consolidated federal income tax return with Pan-American Life Insurance Company and determines its tax expense or benefit on a separate return basis. The Company recognizes tax benefits to the extent they are utilized in the consolidated return. Deferred taxes are recorded for all temporary differences between book and taxable income. Deferred tax assets are reduced by a valuation allowance, if necessary, in the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Fair Value of Financial Instruments – The recorded amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. Investment securities are classified as trading securities and recorded at fair market value, as determined by quoted market prices.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain reclassifications have been made to the 2001 financial statements in order to conform to the classifications adopted for reporting in the 2002 financial statements.

Recent Accounting Pronouncements – Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "*Goodwill and Other Intangible Assets.*" SFAS No. 142 eliminates the amortization of goodwill arising from business combinations. Instead, goodwill is subject to a periodic impairment test at the "reporting unit" level. SFAS 142 also eliminates the arbitrary 40-year cap on useful lives of intangible assets, and acknowledges that some intangible assets may have indefinite useful lives. The adoption of SFAS No. 142 did not have an impact on the Company's financial position or results of operations.

Effective January 1, 2002, the Company adopted SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-lived Assets.*" SFAS No. 144 promulgates standards for measuring and recording impairments of long-lived assets. Additionally, this standard establishes requirements for classifying an asset as held for sale, and changes existing accounting and reporting standards for discontinued operations and exchanges of long-lived assets. The Company recorded impairment losses of $1,869,247 in 2002 as discussed above.

In July 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities,*" which is effective for fiscal years after December 31, 2002. SFAS No. 146 requires companies to recognize costs associated with restructurings, discontinued operations, plant closings, or other exit or disposal activities, when incurred rather than at the date a plan is committed to. The Company is presently reviewing this statement and plans to adopt it as of its effective date and will implement its provisions on a prospective basis. The Company does not expect the adoption to have a material impact on its financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,*" which is effective for guarantees issued or modified after December 31, 2002. This interpretation also expands the disclosure requirements for existing guarantees in financial statements for periods ending

after December 15, 2002. The Company does not expect the adoption of this interpretation to have a material impact on the Company.

2. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker-dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $100,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2002, the Company had net capital of $352,742, which was $110,809 in excess of its required net capital of $241,933. The Company had aggregate indebtedness of $3,629,000 at December 31, 2002. The ratio of aggregate indebtedness to net capital was 10.29 to 1 at December 31, 2002.

The Company had no liabilities subordinated to claims of general creditors during 2002 or 2001.

3. NOTES RECEIVABLE

For 2002 and 2001, activity within notes receivable was as follows:

	2002	2001
Balance, beginning of year	$2,837,214	$1,277,606
Additional notes entered into	1,654,152	1,963,000
Portion of notes forgiven	(663,745)	(323,942)
Provision for uncollectible notes	(180,147)	(79,450)
Loss on impairment	(649,247)	-
Balance, end of year	$2,998,227	$2,837,214

The Company also recorded $156,483 and $103,887 of interest income and commission expense for the interest portion of the notes forgiven in 2002 and 2001, respectively.

4. INTANGIBLE ASSETS

In connection with the Company's acquisitions in 2002 and 2001, substantially all of the purchase prices were allocated to intangible assets representing personal service contracts executed with the acquirees' key personnel. Additionally, the Company recorded an impairment loss of $1,220,000 in 2002 (see Note 1).

	2002	2001
Personal service contracts	$ 4,942,112	$4,271,193
Accumulated amortization	(943,519)	(221,615)
Loss on impairment	(1,220,000)	-
Balance, end of year	$ 2,778,593	$4,049,578

5. INCOME TAXES

Income tax benefit is made up of the following components for the years ended December 31, 2002 and 2001:

	2002	2001
Current tax benefit:		
Federal	$ 796,360	$ 687,487
State	-	117,856
	$ 796,360	$ 805,343
Deferred tax benefit (expense):		
Federal	$ 494,157	$ (354)
State	-	(62)
	$ 494,157	$ (416)

Deferred taxes receivable of $487,024 and $27,025 at December 31, 2002 and 2001, respectively, have been provided for temporary differences primarily relating to amortization of intangible assets.

6. RELATED PARTY TRANSACTIONS

The parent incurs expenses relating to the Company, primarily administrative and investment related costs, which are ultimately paid by the Company. Such expenses totaled $3,377,694 in 2002 and $2,519,135 in 2001. The Company also operates in facilities that are owned by its parent. The Company has entered into lease agreements for this space and paid $252,581 and $128,029 in rent during 2002 and 2001, respectively. The Company has two annual minimum rental commitments of approximately $166,000 and $16,000, plus annual escalation charges, for this space through June 2014 and May 2007, respectively.

A member of the parent company's board of directors owns a business which began utilizing the services of the Company in 2002. Amounts earned by the Company for such services were not significant.

7. BUSINESS ACQUISITONS

During 2002, the Company acquired principally for cash all of the outstanding stock of Wealth Management Limited, an entity involved in the securities industry, for approximately $493,000. Substantially all of the assets acquired consisted of an intangible asset representing a personal service contract with the principals of the acquired entity.

During 2001, the Company acquired principally for cash all of the outstanding stock of the following entities, all of which are involved in the securities industry, for the approximate consideration indicated: William Robert Thomas Financial Services, Inc., $2,100,000; American Capital Corporation, $1,800,000; and Telaro Securities, Inc., $450,000. In connection with the American Capital acquisition, the Company agreed to increase the purchase price by an estimated additional $539,000 if certain conditions are met within a 24 month period following the acquisition, of which approximately $191,000 is accrued as of December 31, 2002. For each acquisition, substantially all of the net assets acquired consisted of intangible assets representing personal service contracts with the principals of the acquired entities.

8. COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and complaints which have arisen in the ordinary course of business. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

9. LIQUIDITY

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring net losses from fiscal 1999 through fiscal 2002, during which time conditions in the financial markets deteriorated. The Company made significant acquisitions in 2001 and 2002 which the Company believes will significantly improve future revenues and operating results, particularly if conditions in the financial markets improve as expected. In addition, the Company's parent is committed through December 31, 2003 to provide financial support to the Company through additional capital contributions to enable the Company to maintain required regulatory capital levels and meet and discharge its liabilities in the normal course of business.

* * * * * *

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL, FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

	Per Audited Financials	Per Unaudited Focus	Difference
NET CAPITAL:			
Stockholder's equity	$9,355,620	$9,936,199	$(580,579)
Less deductions from net worth:			
Notes receivable	2,998,227	2,857,602	140,625
Intangible assets	2,778,593	2,922,767	(144,174)
Nonmarketable securities	3,300	3,300	-
Unallowable portion of receivables	52,660	52,660	-
Bills receivable	11,566	-	11,566
Income taxes receivable	2,756,242	3,183,242	(427,000)
Furniture and equipment, net	193,876	193,876	-
Prepaid expenses and other assets	141,029	126,120	14,909
Haircuts on securities and other deductions	67,385	67,385	-
Net Capital	$ 352,742	$ 529,247	$(176,505)
Net capital requirement - greater of $100,000 or 6.67% of aggregate indebtedness	$ 241,933	$ 235,685	$ 6,248
Excess capital	$ 110,809	$ 293,562	$(182,753)
AGGREGATE INDEBTEDNESS	$3,629,000	$3,535,269	$ 93,731
Ratio: Aggregate indebtedness to net capital	10.29	6.68	

Note: The above computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2002, filed by the Company with the Securities and Exchange Commission in January 2003. The difference is audit adjustments primarily relating to notes receivable, intangible assets, income taxes receivable and accrued expenses which affected stockholder's equity and aggregate indebtedness.

PAN-AMERICAN FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, Louisiana 70139-3700

Tel: (504) 581-2727
Fax: (504) 561-7293
www.deloitte.com

EXHIBIT I

Deloitte & Touche

February 14, 2003

To The Board of Directors
Pan-American Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements of Pan-American Financial Services, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 14, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP